Exhibit 99.2

THERAPIX BIOSCIENCES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Amitay Weiss, the Chief Executive Officer of Therapix Biosciences Ltd. (the “Company”), and Mr. Oz Adler, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel, on March 1, 2021, at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) or depending on developments with respect to the coronavirus (COVID-19) pandemic, which might be held virtually on the above date and time instead of in person, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement, other than Proposal No. 2. Any and all proxies heretofore given by the undersigned are hereby revoked.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2. We are not aware of controlling shareholders under the Companies Law in the Company.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

THERAPIX BIOSCIENCES LTD.

TO BE HELD ON MARCH 1, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1	To approve the amendments to the Company’s Amended and Restated Articles of Association to eliminate the par value of the Company’s Ordinary Shares and to increase the Company’s share capital, as detailed in the Proxy Statement, dated January 25, 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2	To approve the amendments to the Company’s Compensation Policy for executives and directors, as detailed in the Proxy Statement, dated January 25, 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Do you confirm that you are NOT a “Controlling Shareholder” in the Company and/or do NOT have a “Personal Interest” (as defined in the Proxy Statement) in the approval of Proposal No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).

☐	YES	☐	NO

3	To approve to approve the terms of compensation of the Company’s chairperson of the board of directors, chief executive officer and non-executive directors, as detailed in the Proxy Statement, dated January 25, 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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NAME	SIGNATURE	DATE
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NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.